Exhibit 99.1

Absolute Software Amends New Equity Plans to be Considered at Upcoming Annual Meeting

VANCOUVER, British Columbia & SAN JOSE, Calif. – (BUSINESS WIRE) – December 2, 2021 – Absolute Software Corporation (Nasdaq: ABST) (TSX: ABST), a leader in self-healing Zero Trust solutions, today announced that it has amended its new Omnibus Equity Incentive Plan (“OEIP”) and 2021 Employee Stock Ownership Plan (the “2021 ESOP”) to (i) reduce the cap on the aggregate number of common shares that may be issued pursuant to these plans from 9% to 8.8% of the aggregate number of issued and outstanding common shares from time to time, and (ii) update the change of control clause in the OEIP.

The Meeting & Voting

Absolute’s annual general meeting (the “Meeting”) is currently set to be held on December 14, 2021 at 2:00 p.m. (PT) at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, and virtually online at https://meetnow.global/MG7CYCH. In Absolute’s management information circular dated November 15, 2021 (the “Circular”), Absolute’s shareholders have been asked to approve the OEIP and the 2021 ESOP. The subject resolutions will now represent approval of the OEIP and the 2021 ESOP with the amendments described below included.

Shareholders are encouraged to vote their shares well in advance of the official proxy voting deadline on December 10, 2021 at 2:00 p.m. (PT). Shareholders who have questions or require assistance with voting should contact Laurel Hill Advisory Group at 1-877-452-7184 (North American toll-free), 416-304-0211 (calls outside North America) or by email at assistance@laurelhill.com.

The Plan Amendments

The OEIP has been amended to decrease the rolling maximum number of common shares that can be reserved under the OEIP (together with Absolute’s other equity compensation arrangements) from the initial proposal of 9% of Absolute’s issued and outstanding shares from time to time to 8.8% of Absolute’s issued and outstanding common shares from time to time.

As a result, Absolute has also made a corresponding amendment to the 2021 ESOP to provide that the maximum number of common shares that can be reserved under Absolute’s equity compensation arrangements (including the OEIP and the 2021 ESOP) cannot exceed 8.8% of Absolute’s issued and outstanding common shares from time to time.

Additionally, Absolute has amended the OEIP to replace the change of control clause with a clause that clarifies the treatment of awards on a change of control event. The revised language is included with this press release at Appendix A.

All other matters to be considered at the Meeting, including the remaining provisions of the OEIP and the 2021 ESOP, remain unchanged from, and are further described in, the Circular, available under Absolute’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) accelerates customers’ shift to work-from-anywhere through the industry’s first self-healing Zero Trust platform, helping ensure maximum security and uncompromised productivity.

Absolute is the only solution embedded in more than half a billion devices offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network access to help ensure their cyber resilience tailored for distributed workforces. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking in the Fall of 2021.

© 2021 Absolute Software Corporation. All rights reserved. ABSOLUTE and the ABSOLUTE logo are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

For more information, please contact:

Media Relations

press@absolute.com or 858-524-9443

Investor Relations

IR@absolute.com or 212-868-6760

Shareholders who have questions or require assistance with voting should contact Laurel Hill Advisory Group at 1-877-452-7184 (North American Toll-Free), 416-304-0211 (Calls Outside North America) or by email at assistance@laurelhill.com

Appendix A

Section 5.3 of the OEIP has been amended and replaced with the following:

5.3:

(a) In the event of a Change in Control where the person that acquires control (the “Acquiror”), an affiliate thereof, or the successor of the Company, agrees to assume all of the obligations of the Company under the Plan and the Board determines that such assumption is consistent with the objectives of the Plan and does not diminish the value of the Grants, the Plan and all outstanding Grants will continue on the same terms and conditions, except that, if applicable, Grants may be adjusted to a right to acquire shares of the Acquiror or its affiliate.

(b) In the event of a Change in Control where the Plan is continued pursuant to Section 5.3(a), the Grants of Participants whose employment or service ceases within 12 months from the date of the Change in Control, for any reason other than resignation or termination for Cause, will immediately be deemed to be vested and become exercisable or redeemable in accordance with the provisions of this Plan, and the Vesting Date for such Grant will be deemed to be the date of Termination and, in the case of Vested Share Units, the Market Price of such Grant will be the Market Price as at the date of Termination.

(c) In the event of a Change in Control where the Acquiror or an affiliate thereof or the successor to the Company does not agree to assume all of the obligations of the Company under the Plan, or the Board determines that such assumption is not consistent with the objectives of the Plan or diminishes the value of the Grants, all unvested Grants held by each Participant will immediately be deemed to be Vested and become exercisable or redeemable in accordance with the provisions of this Plan, and the Vesting Date for such Grant will deemed to be the date of the Change in Control and, in the case of Vested Share Units, the Market Price of such Grant will be the Market Price as at the date of Change in Control and any Performance Conditions will be assessed by the Board, acting in good faith.

(d) Notwithstanding the foregoing provisions of this Section 5.3, the Board may, in its sole discretion, make such determinations as it considers appropriate in the circumstances upon a Change in Control to ensure the fair treatment of Participants in such circumstances in light of the objectives of the Plan, including, without limitation, with respect to vesting periods, performance criteria, the amounts to be paid, if any, to Participants on redemption of Vested Share Units and/or termination of this Plan (and for greater certainty, such determinations may result in different vesting, redemptions or payment terms than would result from the operations of Section 5.3(a), (b), or (c).